Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of June 19, 2017 between KBL IV Sponsor, LLC, a Delaware limited liability company, and Marlene Krauss, M.D. (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of common stock, $0.0001 par value per share, of KBL Merger Corp. IV. Each Party hereto agrees that the Schedule 13D, dated June 19, 2017, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

June 19, 2017

KBL IV Sponsor, LLC

By:	/s/ Marlene Krauss, M.D.
Name: Marlene Krauss, M.D.
Title: Managing Member

/s/ Marlene Krauss, M.D.
Marlene Krauss, M.D.